VEON Group Average and closing rates of functional currencies to USD Index Long Name ISO code 2Q26 2Q25 YoY 2Q26 2Q25 YoY Consolidated VEON Pakistan Rupee PKR 278.8 281.8 1.1% 278.3 283.8 2.0% Customers Ukraine Hryvnia UAH 44.2 41.5 (6.4%) 44.8 41.6 (7.7%) Pakistan Kazakhstan Tenge KZT 475.4 513.8 7.5% 485.8 520.4 6.6% Ukraine Bangladeshi Taka BDT 122.8 121.7 (0.9%) 123.0 122.2 (0.7%) Kazakhstan Uzbekistan Som UZS 12,055.6 12,842.4 6.1% 12,060.8 12,654.1 4.7% Bangladesh Kyrgyzstan Som KGS 87.4 87.3 (0.1%) 87.5 87.4 (0.1%) Uzbekistan Russian Ruble RUB 74.5 80.8 7.9% 77.8 78.5 0.9% Euro EUR 0.9 0.9 2.5% 0.9 0.8 (3.2%) Average rates Closing rates X0A0T

VEON FINANCIALS (in USD millions, unless stated otherwise) index page VEON Group USD million Revenues 884 916 945 953 942 1,026 1,038 998 1,026 1,086 1,115 1,171 1,201 1,271 4,004 4,399 Telecommunictions and infrastructure Revenues 771 792 809 801 779 848 844 826 835 864 872 890 898 929 3,297 3,460 Digital Revenues 113 123 136 152 163 178 194 172 192 222 244 281 303 342 707 939 EBITDA 385 415 444 367 386 459 438 408 439 520 524 527 517 552 1,691 2,009 Telecom and infrastructure EBITDA 374 445 436 419 412 428 1,391 1,674 Digital EBITDA 65 74 88 108 105 123 300 335 EBITDA Margin (%) 43.6% 45.3% 47.0% 38.5% 41.0% 44.7% 42.2% 40.9% 42.8% 47.8% 47.0% 45.0% 43.0% 43.4% 42.2% 45.7% Telecommunications and infrastructure EBITDA margin (%) 44.8% 51.6% 50.0% 47.0% 45.9% 46.1% 42.2% 48.4% Digital EBITDA (margin) 33.9% 33.4% 35.9% 38.6% 34.6% 36.1% 42.4% 35.7% Depreciation and Amortisation (181) (184) (187) (182) (184) (179) (181) (183) (198) (196) (205) (203) (209) (225) (728) (802) Impairment 4 7 1 (6) (1) (1) (1) (1) (2) (1) (3) (3) (2) (2) (3) (9) Listing expense - - - - - - - - - - (162) - - - 0 (162) Gain on disposal of non-current assets 0 1 1 44 (0) (1) (0) 7 0 (1) 1 1 0 5 5 2 Gain on disposal of subsidiaries (3) 3 (0) 0 0 - 146 (1) - 498 (97) (1) - 19 145 400 EBIT 205 242 259 223 201 278 402 230 239 819 59 321 306 349 1,110 1,439 Net foreign exchange gain / loss (48) 57 39 32 24 (35) 3 17 (30) (21) (7) 17 15 (2) 9 41- Net finance costs (124) (123) (116) (107) (121) (107) (112) (107) (109) (118) (132) (125) (132) (136) (446) (483) Other non-operating gain, net 2 12 2 4 17 5 4 7 30 1 (4) (158) (6) (10) 33 (130) Profit before tax 36 188 184 152 119 141 295 148 130 682 (83) 55 182 201 704 785 Income tax expense (23) (40) (53) (64) (41) (52) (69) (55) (13) (74) (44) (63) (60) (61) (217) (193) Effective tax rate (%) 63.7% 21.5% 28.6% 42.0% 34.6% 36.7% 23.3% 37.1% 9.7% 10.8% -52.8% 114.3% 32.8% 30.3% 30.8% 24.7% Profit after tax 360 271 469 (3,549) 78 89 226 93 118 608 (127) (8) 123 140 487 591 Minority (17) (21) (20) (19) (21) (21) (18) (13) (19) (12) (4) (23) (24) (18) (72) (59) VEON Share 342 251 448 (3,569) 57 68 209 81 99 596 (131) (31) 99 122 414 532 EPS per ADS (basic) 0.81 0.97 2.94 1.15 1.40 8.56 (1.91) (0.45) 1.42 1.75 5.87 7.62 EPS per ADS (diluted) 0.79 0.94 2.86 1.10 1.36 8.30 (1.84) (0.44) 1.39 1.69 5.73 7.42 WANS (basic)1 1,756 1,761 1,777 1,747 1,767 1,741 1,719 1,730 1,740 1,742 1,770 1,746 WANS (diluted)1 1,789 1,810 1,829 1,835 1,818 1,796 1,781 1,777 1,785 1,773 1,811 1,794 Capex 90 171 131 258 124 181 198 322 135 231 223 341 138 198 826 930 LTM Capex / LTM Revenue (LTM) 20.2% 19.6% 17.8% 17.6% 18.2% 18.0% 19.2% 20.6% 20.4% 21.4% 21.6% 21.2% 20.4% 18.9% 20.6% 21.2% Cash capex (excl. license payments) (149) (152) (164) (148) (207) (181) (171) (184) (205) (203) (194) (261) (264) (201) (743) (863) Unlevered free cash flow 187 182 235 243 194 174 221 236 236 275 495 309 385 265 826 1,315 Free Cash Flow before lease payments and licenses 101 21 179 112 102 65 141 131 186 153 430 192 309 162 439 960 Free Cash Flow after lease payments and licenses (27) (47) 118 68 58 (41) 43 64 142 75 303 104 246 74 124 624 1. The common share to American Depositary Share (ADS) ratio is 25 common shares to 1 ADS. FY24 FY251Q253Q242Q24 2Q25 3Q251Q23 2Q23 3Q23 4Q23 1Q264Q24 4Q251Q24 2Q26

VEON OPERATIONAL METRICS index page Telecom Metrics (in millions) Mobile customers 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Pakistan 73.7 73.7 70.5 70.6 71.7 71.7 71.6 71.5 73.4 73.9 72.7 73.9 74.9 75.4 70.6 71.5 73.9 Bangladesh 38.7 38.7 39.9 40.4 41.0 41.0 37.8 35.8 35.0 34.8 34.7 34.4 34.4 35.0 40.4 35.8 34.4 Ukraine 24.3 24.3 24.1 23.9 23.9 23.9 23.3 23.0 22.7 22.4 22.5 22.4 22.0 21.8 23.9 23.0 22.4 Kazakhstan 10.6 10.6 11.0 11.1 11.2 11.2 11.6 11.6 11.6 11.7 11.9 11.8 11.7 11.7 11.1 11.6 11.8 Uzbekistan 8.4 8.4 8.7 8.4 8.2 8.2 8.2 8.3 8.2 7.9 7.7 7.7 7.6 7.7 8.4 8.3 7.7 Other 2.0 2.0 1.9 1.9 1.8 1.8 1.7 1.7 1.6 1.6 - - - - 1.9 1.7 - Total 157.7 157.7 156.1 156.2 157.8 157.8 154.2 152.0 152.4 152.3 149.5 150.2 150.5 151.5 156.2 152.0 150.2 Fixed-line customers 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Pakistan - - - - - - - - - - - - - - - - - Bangladesh - - - - - - - - - - - - - - - - - Ukraine 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 1.2 1.2 1.3 1.2 1.1 1.2 Kazakhstan 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.8 0.8 0.8 0.7 0.7 0.8 Uzbekistan - - - - - - - - - - - - - - - - - Other - - - - - - - - - - - - - - - - - Total 1.8 1.8 1.8 1.8 1.8 1.8 1.8 1.9 1.9 1.9 1.9 1.9 - 0.6 1.8 1.9 1.9 4G users 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Pakistan 43.1 43.1 43.2 43.9 45.9 45.9 49.4 50.6 53.3 54.6 55.1 55.5 57.1 58.1 43.9 50.6 55.5 Bangladesh 17.4 17.4 19.6 20.1 21.5 21.5 19.3 18.0 17.9 18.2 18.7 18.4 18.7 19.2 20.1 18.0 18.4 Ukraine 13.3 13.3 14.2 14.9 15.0 15.0 14.6 14.5 14.3 14.4 15.0 15.4 15.3 15.3 14.9 14.5 15.4 Kazakhstan 7.3 7.3 8.0 8.1 8.4 8.4 8.9 8.8 8.8 8.8 9.1 9.0 8.7 8.7 8.1 8.8 9.0 Uzbekistan 5.7 5.7 6.1 6.2 6.1 6.1 6.1 6.1 6.0 5.8 5.8 5.9 5.9 5.6 6.2 6.1 5.9 Other 1.3 1.3 1.2 1.2 1.4 1.4 1.3 1.3 1.2 1.3 - - - - 1.2 1.3 - Total 88.1 88.1 92.3 94.2 98.3 98.3 99.7 99.2 101.5 103.1 103.7 104.2 105.8 106.9 94.2 99.2 104.2 4G subscriber base penetration 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Pakistan 58.5% 58.5% 61.2% 62.1% 64.0% 64.0% 69.1% 70.7% 72.6% 73.9% 75.7% 75.2% 76.3% 77.1% 62.1% 70.7% 75.2% Bangladesh 45.1% 45.1% 49.1% 49.6% 52.3% 52.3% 51.2% 50.2% 51.0% 52.3% 54.1% 53.3% 54.5% 54.9% 49.6% 50.2% 53.3% Ukraine 54.6% 54.6% 58.8% 62.2% 62.7% 62.7% 62.6% 62.8% 63.1% 64.5% 66.5% 68.7% 69.6% 70.3% 62.2% 62.8% 68.7% Kazakhstan 68.7% 68.7% 72.6% 73.3% 75.6% 75.6% 76.7% 76.0% 75.8% 75.3% 76.7% 75.8% 74.6% 74.7% 73.3% 76.0% 75.8% Uzbekistan 67.9% 67.9% 70.6% 73.1% 73.9% 73.9% 74.2% 73.6% 73.9% 74.2% 75.2% 77.0% 77.4% 72.7% 73.1% 73.6% 77.0% Other 66.1% 66.1% 65.6% 64.3% 75.3% 75.3% 75.0% 76.5% 73.9% 78.4% - - - - 64.3% 76.5% - Total 55.9% 55.9% 59.1% 60.3% 62.3% 62.3% 64.6% 65.3% 66.6% 67.7% 69.4% 69.4% 70.3% 70.6% 60.3% 65.3% 69.4% Multiplay customers 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Pakistan 13.6 13.6 14.4 17.0 17.1 17.1 17.8 21.2 22.7 22.3 22.8 23.7 23.8 22.9 17.0 21.2 23.7 Bangladesh 4.7 4.7 5.3 5.2 5.2 5.2 4.7 4.8 5.6 6.3 6.1 5.9 6.3 6.7 5.2 4.8 5.9 Ukraine 3.2 3.2 3.6 4.1 4.3 4.3 5.3 6.1 6.1 6.5 6.6 7.3 8.1 8.1 4.1 6.1 7.3 Kazakhstan 3.4 3.4 3.8 4.0 3.8 3.8 3.9 4.2 4.2 4.3 4.2 4.3 4.2 4.2 4.0 4.2 4.3 Uzbekistan 2.6 2.6 2.8 3.5 3.4 3.4 3.2 3.6 3.5 3.4 3.7 3.8 3.5 3.4 3.5 3.6 3.8 Other 0.6 0.6 0.4 0.4 0.4 0.4 0.4 0.4 0.4 0.4 - - - - 0.4 0.4 - Total 28.1 28.1 30.3 34.3 34.2 34.2 35.3 40.3 42.7 43.3 43.5 45.0 45.8 45.3 34.3 40.3 45.0 ARPU (in USD) ARPU 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Pakistan 1.0 1.0 1.1 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.7 1.8 1.1 1.4 1.6 Bangladesh 1.2 1.2 1.2 1.2 1.1 1.1 1.0 1.0 1.0 1.1 1.1 1.1 1.1 1.2 1.1 1.1 Ukraine 2.9 2.9 3.1 2.8 2.4 2.4 3.3 3.4 3.5 3.9 4.2 4.5 4.6 2.9 3.1 4.0 Kazakhstan 4.7 4.7 5.5 5.4 5.6 5.6 5.6 4.7 4.6 4.7 4.7 4.6 4.7 5.1 5.4 4.6 Uzbekistan 2.5 2.5 2.5 2.9 2.6 2.6 2.8 2.8 2.9 3.0 3.2 3.4 3.4 2.6 2.7 3.1 Total 1.7 1.7 1.8 1.8 1.8 1.8 2.0 2.0 2.0 2.1 2.2 2.3 2.3 1.8 1.9 2.1 Mobile ARPU 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Pakistan 0.8 0.8 0.8 0.9 0.9 0.9 1.0 1.0 1.0 1.0 1.1 1.1 1.1 1.2 0.8 1.0 1.1 Bangladesh 1.2 1.2 1.2 1.1 1.1 1.1 1.0 1.0 1.0 1.1 1.0 1.0 1.0 1.0 1.2 1.1 1.0 Ukraine 2.7 2.7 2.9 2.6 2.3 2.3 3.1 3.1 3.2 3.4 3.5 3.6 3.6 3.7 2.8 2.8 3.4 Kazakhstan 3.7 3.7 4.4 4.2 4.4 4.4 4.2 4.0 3.9 4.0 3.9 3.7 3.9 3.9 4.1 4.3 3.8 Uzbekistan 2.3 2.3 2.3 2.6 2.4 2.4 2.6 2.5 2.5 2.6 2.7 2.9 2.9 2.9 2.4 2.4 2.7 Total 1.5 1.5 1.6 1.6 1.5 1.5 1.6 1.6 1.6 1.7 1.7 1.7 1.8 1.8 1.5 1.6 1.7 Voice ARPU 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Pakistan 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.8 0.7 0.7 0.7 Bangladesh 1.0 1.0 1.0 1.0 1.0 1.0 0.9 1.0 1.0 1.0 1.0 1.0 1.0 1.0 1.0 1.0 1.0 Ukraine 1.4 1.4 1.4 1.4 1.2 1.2 1.5 1.5 1.5 1.4 1.4 1.5 1.6 1.6 1.5 1.5 1.5 Kazakhstan 0.8 0.8 1.0 0.9 0.9 0.9 0.8 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.9 0.8 0.7 Uzbekistan 1.2 1.2 1.3 1.4 1.4 1.4 1.8 2.0 2.1 2.4 2.5 2.7 2.7 3.0 1.3 1.7 2.4 Total 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 1.0 0.9 0.9 0.9 Digital Metrics (in millions) 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Financial Services 29.9 31.8 33.7 37.1 40.0 40.7 42.1 59.9 61.2 58.8 37.1 59.9 Entertainment 33.6 43.2 30.4 40.9 40.5 39.1 62.0 87.0 93.4 93.2 40.9 87.0 Ride-Hailing n.a n.a n.a n.a n.a 3.5 3.6 5.1 5.1 5.2 n.a 5.1 Premium digital brands 0.9 1.1 1.3 2.5 1.8 2.3 3.3 7.4 8.2 7.8 2.5 7.4 Healthcare 3.6 3.4 3.5 3.5 3.9 3.7 3.8 7.5 14.2 16.2 3.5 7.5 Others (SuperApps, Marketplace & Education 37.1 37.8 37.9 43.3 45.1 44.6 44.4 68.7 72.8 74.2 43.3 68.7 Total Digital Customers 1 99.7 111.7 102.9 121.6 125.1 119.7 143.3 204.5 226.3 227.7 121.6 204.5 1 Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter. X2A0T

PAKISTAN index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total revenue 269 271 279 299 321 347 359 356 386 395 405 438 465 500 1,119 1,382 1,624 Telecom & Infrastrcuture 213 210 204 214 227 242 246 243 257 262 266 283 293 307 842 958 1,067 Digital 57 61 75 85 94 105 113 112 129 133 139 156 172 193 278 424 556 EBITDA 122 128 124 129 143 158 149 134 162 164 186 200 209 216 502 584 712 Telecom + Infrastrcuture revenue 125 132 147 147 159 154 550 Digital revenue 37 32 39 53 50 63 162 EBITDA margin (%) 45.2% 47.2% 44.3% 43.0% 44.6% 45.5% 41.4% 37.8% 42.0% 41.6% 45.9% 45.7% 45.0% 43.3% 44.9% 42.3% 43.9% Telecom + Infrastrcuture revenue 48.6% 50.3% 55.1% 52.0% 54.2% 50.2% 51.5% Digital revenue 28.8% 24.2% 28.3% 34.3% 29.3% 32.3% 29.1% EBIT (Operating profit) 66 78 74 77 90 103 93 78 104 175 102 134 141 143 295 363 515 CAPEX 14 36 23 57 19 52 48 74 34 57 44 74 31 73 130 194 209 (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total revenue 69.7 77.6 81.5 84.7 89.7 96.5 99.9 98.8 107.9 111.2 114.5 123.1 130.1 139.4 314 385 457 Telecom + Infrastrcuture revenue 55.0 60.1 59.6 60.7 63.5 67.3 68.5 67.6 71.8 73.8 75.2 79.4 82.1 85.5 235 267 300 Digital revenue 14.7 17.5 21.9 24.0 26.1 29.2 31.5 31.2 36.1 37.4 39.3 43.7 48.0 53.9 78 118 156 EBITDA 31.5 36.7 36.1 36.5 40.0 43.9 41.4 37.4 45.3 46.2 52.6 56.3 58.6 60.3 141 163 200 Telecom + Infrastrcuture revenue 34.9 37.2 41.5 41.3 44.5 42.9 155 Digital revenue 10.4 9.1 11.1 15.0 14.1 17.4 46 EBITDA margin (%) 45.2% 47.2% 44.2% 43.0% 44.6% 45.5% 41.4% 37.8% 42.0% 41.6% 45.9% 45.7% 45.0% 43.3% 44.9% 42.3% 43.9% Telecom + Infrastrcuture revenue 48.6% 50.3% 55.1% 52.0% 54.2% 50.2% 51.6% Digital revenue 28.8% 24.3% 28.4% 34.3% 29.3% 32.3% 29.1% EBIT (Operating profit) 17.2 22.2 21.6 21.8 25.0 28.7 25.8 21.5 29.0 49.5 28.9 37.5 39.3 0 83 101 145 CAPEX 3.7 10.2 6.8 16.3 5.3 14.5 13.4 20.7 9.5 16.0 12.4 20.8 8.8 0 37 54 59 Telecom Metrics 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Mobile customers (mn) 73.7 71.2 70.5 70.6 71.7 71.4 71.6 71.5 73.4 73.9 72.7 73.9 74.9 75.4 70.6 71.5 73.9 4G customers (mn) 43.1 43.1 43.2 43.9 45.9 45.9 49.4 50.6 53.3 54.6 55.1 55.5 57.1 58.1 43.9 50.6 55.5 Multiplay customers (mn) 13.6 13.6 14.4 17.0 17.1 17.1 17.8 21.2 22.7 22.3 22.8 23.7 23.8 22.9 17.0 21.2 23.7 ARPU (USD) 1.0 1.1 1.1 1.2 1.3 1.4 1.4 1.4 1.5 1.5 1.6 1.7 1.8 1.9 n.a. n.a. n.a. Mobile ARPU (USD) 0.8 0.8 0.8 0.9 0.9 1.0 1.0 1.0 1.0 1.0 1.1 1.1 1.1 1.2 n.a. n.a. n.a. ARPU (PKR) 266.3 302.9 333.4 339.7 351.4 378.9 394.2 390.8 415.6 422.5 442.7 474.0 496.1 528.7 n.a. n.a. n.a. Mobile ARPU (PKR) 213.2 235.5 246.3 248.3 256.0 267.7 270.2 270.7 282.0 288.3 298.8 307.1 317.1 328.6 n.a. n.a. n.a. Data usage (Mb/user) 5,950 5,995 6,647 6,972 7,410 7,558 7,459 7,275 7,421 7,377 7,659 7,911 8,365 8,439 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 31% 25% 21% 17% 22% 20% 23% 16% 20% 22% 17% 15% 17% n.a. n.a. n.a. Digital Metrics1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total Digital customers of which 67.3 63.3 59.8 73.0 75.1 72.1 92.4 122.1 142.7 134.2 73.0 122.1 JazzCash 17.2 17.7 19.2 19.7 20.6 21.1 20.6 27.0 29.2 27.7 19.7 27.0 SIMOSA 14.9 15.2 15.4 19.0 20.9 21.2 21.8 29.5 34.0 33.8 19.0 29.5 Tamasha 12.0 18.0 10.6 17.1 16.5 12.1 31.8 33.7 48.9 38.7 17.1 33.7 ROX 0.2 0.4 0.5 1.0 0.7 0.8 1.2 3.1 3.5 3.3 1.0 3.1 FikrFree2 5.2 5.7 6.0 6.5 9.0 9.8 10.5 17.7 18.8 17.9 6.5 17.7 Additional KPI's 4G network coverage 66% 66% 67% 67% 67% 67% 67% 69% 70% 71% 72% 72% 72% 73% 67% 69% 72% 4G mobile customer penetration (3 Months active) 58% 59% 61% 62% 64% 66% 69% 71% 73% 74% 76% 75% 76% 77% 62% 71% 75% Notes: 1. Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter. 2. For FikrFree, the numbers refer to unique policy holders in the quarter and includes prior period adjustments. X3A0T

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total revenue 228 235 238 217 188 236 250 251 257 286 299 322 325 341 919 925 1,164 Telecom & Infrastrcuture 216 221 226 203 174 221 232 232 238 245 254 261 258 268 867 859 999 Digital 12 14 12 13 14 15 18 19 19 40 45 61 67 74 52 66 165 EBITDA 135 139 152 116 95 140 144 140 143 166 171 170 174 189 541 518 650 Telecom + Infrastrcuture revenue 133 149 154 151 145 158 587 Digital revenue 9 18 18 19 29 31 64 EBITDA margin (%) 59.0% 59.1% 63.6% 53.5% 50.5% 59.2% 57.7% 55.6% 55.6% 58.2% 57.2% 52.8% 53.4% 55.5% 58.9% 56.1% 55.9% Telecom + Infrastrcuture revenue 56.0% 60.5% 60.4% 57.8% 56.2% 59.2% 58.7% Digital revenue 49.8% 43.8% 39.4% 31.4% 42.7% 42.1% 38.7% EBIT (Operating profit) 100 103 109 77 55 104 106 103 100 119 -43 118 118 134 389 368 294 CAPEX 21 38 44 70 28 57 64 102 58 95 102 139 71 66 174 251 395 (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total revenue 8,346 8,609 8,711 7,921 7,169 9,425 10,267 10,413 10,720 11,857 12,429 13,517 14,087 15,081 33,588 37,274 48,523 Telecom + Infrastrcuture revenue 7,904 8,099 8,256 7,434 6,653 8,824 9,536 9,609 9,932 10,186 10,565 10,973 11,167 11,826 31,693 34,622 41,656 Digital revenue 442 511 455 487 516 602 731 805 788 1,671 1,864 2,544 2,919 3,255 1,895 2,652 6,867 EBITDA 4,921 5,085 5,542 4,228 3,627 5,585 5,924 5,789 5,955 6,898 7,115 7,136 7,525 8,367 19,775 20,925 27,103 Telecom + Infrastrcuture revenue 5,562 6,166 6,380 6,337 6,278 6,996 24,446 Digital revenue 393 732 735 799 1,247 1,371 2,658 EBITDA margin (%) 59.0% 59.1% 63.6% 53.4% 50.6% 59.3% 57.7% 55.6% 55.6% 58.2% 57.2% 52.8% 53.4% 55.5% 58.9% 56.1% 55.9% Telecom + Infrastrcuture revenue 56.0% 60.5% 60.4% 57.7% 56.2% 59.2% 58.7% Digital revenue 49.8% 43.8% 39.4% 31.4% 42.7% 42.1% 38.7% EBIT (Operating profit) 3,656 3,767 3,979 2,795 2,098 4,162 4,361 4,271 4,187 4,925 (1,756) 4,941 5,126 5,925 14,196 14,892 12,298 CAPEX 780 1,395 1,616 2,573 1,072 2,276 2,625 4,252 2,422 3,932 4,254 5,853 3,080 2,937 6,364 10,225 16,461 Telecom Metrics 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Mobile customers (mn) 24.3 24.3 24.1 23.9 23.9 23.9 23.3 23.0 22.7 22.4 22.5 22.4 22.0 21.8 23.9 23.0 22.4 4G customers (mn) 13.3 13.3 14.2 14.9 15.0 15.0 14.6 14.5 14.3 14.4 15.0 15.4 15.3 15.3 14.9 14.5 15.4 Multiplay customers (mn) 3.2 3.2 3.6 4.1 4.3 4.3 5.3 6.1 6.1 6.5 6.6 7.3 8.1 8.1 4.1 6.1 7.3 ARPU (USD) 2.9 3.0 3.1 2.8 2.4 3.1 3.3 3.4 3.5 3.9 4.2 4.5 4.6 4.8 n.a. n.a. n.a. Mobile ARPU (USD) 2.7 2.8 2.9 2.6 2.3 2.9 3.1 3.1 3.2 3.5 3.7 3.8 3.8 3.9 n.a. n.a. n.a. ARPU (UAH) 105.8 110.8 112.3 102.8 93.2 124.1 137.4 139.8 144.6 163.8 173.1 187.5 197.3 212.8 n.a. n.a. n.a. Mobile ARPU (UAH) 100.2 104.2 106.4 96.4 86.5 116.2 127.9 129.4 134.5 146.0 153.1 161.1 166.5 172.7 n.a. n.a. n.a. Data usage (Mb/user) 9,760 9,914 10,333 9,570 9,600 10,687 11,209 11,478 11,631 12,859 13,265 15,087 15,231 15,210 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 19% 14% 13% 14% 11% 20% 16% 18% 16% 15% 10% 13% 16% 14% n.a. n.a. n.a. Digital Metrics1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total Digital customers of which 7.7 8.8 9.0 10.6 10.3 13.4 13.5 20.8 28.4 29.3 10.6 20.8 My Kyivstar 4.2 5.1 5.1 6.2 5.6 5.4 5.2 7.8 8.7 9.2 6.2 7.8 Helsi 2.1 2.2 2.4 2.4 2.7 2.5 2.5 4.8 4.9 5.0 2.4 4.8 Kyivstar TV 1.4 1.6 1.6 2.0 2.0 2.0 2.1 3.1 3.4 3.6 2.0 3.1 Uklon n.a n.a n.a n.a n.a 3.5 3.6 5.1 5.1 5.2 n.a 5.1 Tabletki n.a n.a n.a n.a n.a n.a n.a n.a 6.3 6.3 n.a n.a Additional KPI's 4G network coverage 94% 94% 95% 95% 95% 95% 96% 96% 96% 96% 96% 96% 96% 96% 95% 96% 96% 4G mobile customer penetration (3 Months active) 55% 55% 59% 62% 63% 63% 63% 63% 63% 65% 67% 69% 70% 70% 62% 63% 69% Notes: 1. Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter. X4A0T

Kazakhstan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total revenue 175 188 204 208 214 224 224 193 188 201 213 215 212 226 775 854 816 Telecom & Infrastrcuture 140 150 165 166 169 179 171 161 157 168 178 175 176 181 621 680 679 Digital 35 38 39 42 45 45 52 31 31 33 35 39 36 45 153 174 138 EBITDA 92 104 118 107 118 125 106 93 95 100 115 99 91 89 421 442 408 Telecom + Infrastrcuture revenue 80 83 95 77 77 73 335 Digital revenue 15 17 19 21 14 16 73 EBITDA margin (%) 52.5% 55.4% 57.6% 51.5% 55.3% 55.8% 47.3% 48.3% 50.8% 49.6% 53.9% 46.0% 42.9% 39.4% 54.3% 51.8% 50.0% Telecom + Infrastrcuture revenue 51.1% 49.3% 53.5% 44.1% 43.8% 40.7% 49.4% Digital revenue 49.1% 51.2% 56.0% 54.4% 38.1% 34.4% 52.8% EBIT (Operating profit) 67 84 92 81 92 97 78 66 56 70 85 68 57 52 325 332 280 CAPEX 16 26 33 92 19 31 56 73 24 44 57 76 18 28 166 178 201 (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total revenue 79,417 84,452 93,026 96,667 96,397 100,315 106,830 96,347 95,726 103,466 113,969 112,522 105,592 107,388 353,562 399,889 425,684 Telecom + Infrastrcuture revenue 63,638 67,536 75,167 77,232 76,193 79,964 81,917 80,611 80,058 86,494 95,394 91,959 87,545 85,874 283,573 318,685 353,906 Digital revenue 15,779 16,916 17,859 19,435 20,204 20,351 24,913 15,737 15,668 16,972 18,576 20,563 18,047 21,514 69,989 81,205 71,778 EBITDA 41,702 46,820 53,730 49,815 53,294 55,956 50,535 46,582 48,582 51,326 61,416 51,746 45,243 42,345 192,067 206,368 213,070 Telecom + Infrastrcuture revenue 40,897 42,636 51,016 40,560 38,371 34,929 175,109 Digital revenue 7,685 8,690 10,399 11,186 6,872 7,416 37,961 EBITDA margin (%) 52.5% 55.4% 57.8% 51.5% 55.3% 55.8% 47.3% 48.3% 50.8% 49.6% 53.9% 46.0% 42.8% 39.4% 54.3% 51.6% 50.1% Telecom + Infrastrcuture revenue 51.1% 49.3% 53.5% 44.1% 43.8% 40.7% 49.5% Digital revenue 49.1% 51.2% 56.0% 54.4% 38.1% 34.5% 52.9% EBIT (Operating profit) 30,560 37,777 42,014 37,892 41,250 43,467 37,184 32,936 29,166 36,089 45,770 35,760 28,133 24,793 148,243 154,837 146,785 CAPEX 7,143 11,625 14,954 42,205 8,346 13,822 26,975 36,543 12,200 22,518 30,629 39,388 8,725 13,499 75,927 85,686 104,736 Telecom Metrics 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Mobile customers (mn) 10.6 10.6 11.0 11.1 11.2 11.2 11.6 11.6 11.6 11.7 11.9 11.8 11.7 11.7 11.1 11.6 11.8 4G customers (mn) 7.3 7.3 8.0 8.1 8.4 8.4 8.9 8.8 8.8 8.8 9.1 9.0 8.7 8.7 8.1 8.8 9.0 Multiplay customers (mn) 3.4 3.4 3.8 4.0 3.8 3.8 3.9 4.2 4.2 4.3 4.2 4.3 4.2 4.2 4.0 4.2 4.3 ARPU (USD) 4.7 5.1 5.5 5.4 5.6 5.7 5.6 4.7 4.6 4.7 4.7 4.6 4.7 5.0 n.a. n.a. n.a. Mobile ARPU (USD) 3.7 4.0 4.4 4.2 4.4 4.5 4.2 4.0 3.9 4.0 3.9 3.7 3.9 3.9 n.a. n.a. n.a. ARPU (KZT) 2,139 2,274 2,486 2,501 2,517 2,544 2,657 2,364 2,353 2,433 2,503 2,396 2,329 2,365 n.a. n.a. n.a. Mobile ARPU (KZT) 1,688 1,790 1,986 1,964 1,967 2,018 1,995 1,978 1,974 2,032 2,065 1,947 1,915 1,865 n.a. n.a. n.a. Data usage (Mb/user) 17,893 17,224 17,547 18,505 19,118 18,529 18,410 19,962 19,974 20,689 21,890 22,826 23,415 23,462 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 25% 19% 20% 25% 22% 19% 20% 24% 25% 21% 27% 30% 31% 26% n.a. n.a. n.a. Digital Metrics1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total Digital customers of which 10.7 11.6 12.5 13.8 13.4 13.0 13.9 21.3 20.9 19.9 13.8 21.3 Janymda 4.4 4.6 4.7 4.9 4.9 4.7 4.7 6.5 6.4 6.1 4.9 6.5 Simply 1.4 1.7 2.3 3.2 3.3 3.2 3.8 5.3 5.2 5.3 3.2 5.3 BeeTV 0.9 0.9 0.9 1.0 0.9 0.9 0.9 1.6 2.1 2.4 1.0 1.6 IZI 0.5 0.6 0.6 0.7 0.6 0.7 0.9 1.6 1.8 1.7 0.7 1.6 Additional KPI's 4G network coverage 88% 88% 89% 89% 89% 90% 90% 92% 92% 92% 92% 93% 93% 93% 89% 92% 93% 4G mobile customer penetration (3 Months active) 69% 69% 73% 73% 76% 76% 77% 76% 76% 75% 77% 76% 75% 75% 73% 76% 76% Notes: 1. Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter. X5A0T

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total revenue 138 144 146 141 141 141 123 115 111 117 117 115 116 120 570 520 460 Telecom & Infrastrcuture 134 140 142 137 136 134 118 113 110 112 104 102 102 104 553 502 428 Digital 4 4 4 5 5 7 5 2 2 5 13 13 14 17 17 18 32 EBITDA 50 54 56 53 44 52 50 34 38 88 49 51 46 49 214 180 226 Telecom + Infrastrcuture revenue 41 86 41 43 40 41 211 Digital revenue (3) 2 8 8 7 8 15 EBITDA margin (%) 36.3% 37.8% 38.5% 37.8% 31.2% 37.3% 40.3% 29.8% 33.9% 75.6% 42.1% 44.4% 40.0% 41.0% 37.6% 34.7% 49.2% Telecom + Infrastrcuture revenue 37.5% 77.2% 39.6% 41.8% 38.9% 39.5% 49.4% Digital revenue n.m 38.4% 61.9% 64.9% 48.2% 50.1% 45.9% EBIT (Operating profit) (4) (0) 5 43 (7) 3 2 (8) (8) 41 3 8 6 9 45 (10) 43 CAPEX 30 37 20 18 14 21 17 17 7 6 7 19 9 13 105 68 38 (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total revenue 14,619 15,409 15,882 15,579 15,438 16,031 14,546 13,765 13,519 14,203 14,197 14,003 14,179 14,782 61,490 59,780 55,922 Telecom + Infrastrcuture revenue 14,184 15,013 15,449 15,046 14,901 15,261 13,995 13,559 13,319 13,628 12,629 12,445 12,484 12,732 59,691 57,715 52,021 Digital revenue 435 397 433 533 537 770 552 206 200 575 1,569 1,558 1,696 2,050 1,799 2,065 3,901 EBITDA 5,305 5,817 6,108 5,883 4,809 5,974 5,866 4,106 4,577 10,739 5,970 6,215 5,673 6,055 23,113 20,755 27,502 Telecom + Infrastrcuture revenue 4,990 10,518 4,999 5,203 4,855 5,028 25,711 Digital revenue (413) 221 971 1,012 818 1,027 1,791 EBITDA margin (%) 36.3% 37.8% 38.5% 37.8% 31.1% 37.3% 40.3% 29.8% 33.9% 75.6% 42.1% 44.4% 40.0% 41.0% 37.6% 34.7% 49.2% Telecom + Infrastrcuture revenue 37.5% 77.2% 39.6% 41.8% 38.9% 39.5% 49.4% Digital revenue n.m 38.5% 61.9% 64.9% 48.3% 50.1% 45.9% EBIT (Operating profit) (402) (24) 570 4,771 (789) 372 265 (982) (979) 5,001 323 923 751 1,107 4,915 (1,134) 5,268 CAPEX 3,138 3,981 2,171 1,977 1,554 2,356 2,009 1,980 816 705 845 2,272 1,136 1,636 11,268 7,899 4,638 Telecom Metrics 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Mobile customers (mn) 38.7 38.7 39.9 40.4 41.0 41.0 37.8 35.8 35.0 34.8 34.7 34.4 34.4 35.0 40.4 35.8 34.4 4G customers (mn) 17.4 17.4 19.6 20.1 21.5 21.5 19.3 18.0 17.9 18.2 18.7 18.4 18.7 19.2 20.1 18.0 18.4 Multiplay customers (mn) 4.7 4.7 5.3 5.2 5.2 5.2 4.7 4.8 5.6 6.3 6.1 5.9 6.3 6.7 5.2 4.8 5.9 ARPU (USD) 1.2 1.2 1.2 1.2 1.1 1.1 1.0 1.0 1.0 1.1 1.1 1.1 1.1 1.1 n.a. n.a. n.a. Mobile ARPU (USD) 1.2 1.2 1.2 1.1 1.1 1.1 1.0 1.0 1.0 1.1 1.0 1.0 1.0 1.0 n.a. n.a. n.a. ARPU (BDT) 125.7 129.8 131.7 127.4 125.0 128.4 121.2 123.1 125.5 133.9 134.5 133.3 134.9 139.9 n.a. n.a. n.a. Mobile ARPU (BDT) 121.9 126.4 128.0 122.9 120.6 122.2 116.5 121.2 123.6 128.4 119.4 118.3 118.5 120.2 n.a. n.a. n.a. Data usage (Mb/user) 5,166 5,645 5,906 4,971 4,818 4,435 4,565 6,169 6,425 7,605 7,977 7,485 7,647 8,301 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 27% 32% 38% 37% 31% 43% 25% 12% 10% 15% 20% 19% 13% n.a. n.a. n.a. Digital Metrics1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total Digital customers of which 17.8 20.8 14.1 14.8 16.9 12.9 15.8 26.4 21.0 32.1 14.8 26.4 MyBL 8.1 8.1 7.6 7.8 7.8 8.3 8.3 11.4 10.9 10.7 7.8 11.4 Toffee 9.2 12.3 6.1 6.6 8.9 4.4 7.3 14.6 9.5 20.6 6.6 14.6 Ryze 0.0 0.0 0.0 0.2 0.2 0.2 0.2 0.4 0.6 0.8 0.2 0.4 Additional KPI's 4G network coverage 82% 83% 86% 87% 88% 89% 90% 92% 92% 92% 92% 93% 93% 92% 87% 92% 93% 4G mobile customer penetration (3 Months active) 45% 45% 49% 50% 52% 52% 51% 50% 51% 52% 54% 53% 54% 55% 50% 50% 53% Notes: 1. Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter. X6A0T

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total revenue 63 66 65 75 67 67 70 70 73 75 77 83 82 84 269 273 308 Telecom & Infrastrcuture 59 60 60 69 61 61 64 64 63 65 66 70 69 71 247 251 263 Digital 5 6 4 6 5 5 6 6 10 10 12 13 13 13 21 22 45 EBITDA 28 27 23 34 24 24 25 27 27 28 27 33 30 31 112 100 115 Telecom + Infrastrcuture revenue 23 25 24 28 26 26 101 Digital revenue 4 3 2 5 4 5 15 EBITDA margin (%) 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 35.7% 39.4% 37.9% 37.9% 34.4% 39.7% 36.2% 36.8% 41.8% 36.8% 37.5% Telecom + Infrastrcuture revenue 37.0% 38.4% 37.2% 40.3% 37.3% 36.3% 38.3% Digital revenue 43.4% 35.2% 18.6% 36.6% 30.4% 39.9% 33.1% EBIT (Operating profit) 25 16 12 25 15 10 12 16 13 14 11 21 18 16 78 53 60 CAPEX 8 28 8 17 42 17 10 50 9 29 11 32 9 16 61 119 81 (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total revenue 720 750 768 921 830 843 886 896 939 958 968 1,002 1,001 1,009 3,158 3,454 3,866 Telecom + Infrastrcuture revenue 667 683 716 842 764 775 816 816 809 830 823 844 837 855 2,908 3,171 3,306 Digital revenue 53 67 53 78 66 68 70 80 130 128 145 158 164 155 251 284 560 EBITDA 320 312 275 412 305 298 316 352 355 363 334 398 362 372 1,319 1,271 1,450 Telecom + Infrastrcuture revenue 299 319 307 340 312 310 1,264 Digital revenue 56 45 27 58 50 62 186 EBITDA margin (%) 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 35.7% 39.3% 37.9% 37.9% 34.5% 39.7% 36.2% 36.8% 41.8% 36.8% 37.5% Telecom + Infrastrcuture revenue 37.0% 38.4% 37.2% 40.3% 37.3% 36.3% 38.2% Digital revenue 43.4% 35.2% 18.9% 36.6% 30.4% 40.0% 33.3% EBIT (Operating profit) 283 184 142 303 188 130 150 199 171 181 144 251 224 196 912 668 747 CAPEX 87 326 96 208 527 212 131 644 115 366 139 388 104 193 718 1,514 1,008 Telecom Metrics 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Mobile customers (mn) 8.4 8.4 8.7 8.4 8.2 8.2 8.2 8.3 8.2 7.9 7.7 7.7 7.6 7.7 8.4 8.3 7.7 4G customers (mn) 5.7 5.7 6.1 6.2 6.1 6.1 6.1 6.1 6.0 5.8 5.8 5.9 5.9 5.6 6.2 6.1 5.9 Multiplay customers (mn) 2.6 2.6 2.8 3.5 3.4 3.4 3.2 3.6 3.5 3.4 3.7 3.8 3.5 3.4 3.5 3.6 3.8 ARPU (USD) 2.5 2.5 2.5 2.9 2.6 2.7 2.8 2.8 2.9 3.0 3.2 3.4 3.4 3.4 n.a. n.a. n.a. Mobile ARPU (USD) 2.3 2.3 2.3 2.6 2.4 2.5 2.6 2.5 2.5 2.6 2.7 2.9 2.9 2.9 n.a. n.a. n.a. ARPU (UZS) 28,100 29,016 29,183 35,022 32,726 33,788 35,486 35,490 37,369 39,000 39,850 41,240 41,615 41,051 n.a. n.a. n.a. Mobile ARPU (UZS) 26,005 26,397 27,156 31,979 30,241 31,121 32,735 32,280 32,133 33,705 34,088 35,274 35,386 35,296 n.a. n.a. n.a. Data usage (Mb/user) 9,082 9,569 10,249 11,023 11,741 11,558 12,215 13,354 14,389 15,888 18,264 21,009 23,672 20,556 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 45% 40% 45% 47% 38% 40% 42% 45% 58% 67% 64% 56% 51% 19% n.a. n.a. n.a. Digital Metrics1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 FY23 FY24 FY25 Total Digital customers of which 7.6 7.0 7.3 9.4 7.8 6.7 6.8 13.9 13.2 12.1 9.4 13.9 Hambi 5.1 4.5 4.8 5.1 3.8 3.4 3.3 5.4 5.4 5.1 5.1 5.4 Beepul 0.9 1.3 1.3 2.4 2.3 1.5 1.3 1.0 1.0 1.0 2.4 1.0 Kinom 0.0 0.0 0.0 0.4 0.4 0.5 0.5 2.7 2.0 2.4 0.4 2.7 OQ 0.2 0.1 0.2 0.6 0.4 0.6 0.9 2.3 2.2 2.1 0.6 2.3 Additional KPI's 4G network coverage 78% 78% 85% 85% 86% 88% 89% 89% 89% 90% 91% 91% 91% 85% 89% 91% 4G mobile customer penetration (3 Months active) 68% 68% 71% 73% 74% 74% 74% 74% 74% 74% 75% 77% 77% 73% 74% 77% Notes: 1. Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter. X7A0T